Exhibit 99.1

MANITOBA

2020/21 First Quarter Report
Fiscal and Economic Update
Honourable Scott Fielding
Minister of Finance
September 2020

PROVINCE OF MANITOBA	2020/21 FIRST QUARTER

INTRODUCTION

Manitoba’s 2020/21 Budget was scheduled to be tabled on March 11, 2020 the same date that the World Health Organization declared COVID-19 a worldwide pandemic. On March 19, government tabled a supplementary document that outlined the first steps being taken in Budget 2020 to preemptively address the COVID-19 pandemic in Manitoba. To ensure sufficient spending authority was in place to address the pandemic, the government tabled a bill for $1 billion in Supplementary Estimates. In these times, the pandemic was creating a period of unprecedented uncertainty, not only in terms of the physical and mental wellbeing of the global population in trying to manage the devastating impact of the COVID-19 virus, but also an unprecedented economic and fiscal impact. It remained unclear to every government how much they would need to spend, and how much the economic downturn would impact their revenues.

On June 30, 2020, Manitoba released an Economic and Fiscal Update assessing the impact of COVID-19 on the government’s fiscal situation. The substantial size and number of actions taken by government to respond to the pandemic increased expenditures while the economic contraction resulted in significant ongoing declines in revenue. This forecast represents our best estimate of Manitoba’s fiscal position, given the significant developments that have occurred this early in 2020/21. There remains an expectation for a partial improvement due to federal cost sharing, which will be reflected in the second quarter report when all terms have been finalized.

The Economic and Fiscal Update included three deficit scenarios for fiscal 2020/21 ranging from a $3 billion deficit under the “V-shaped” scenario to a worst-case $5 billion deficit under the “L-shaped” scenario, depending on the speed and sustainability of the economic recovery that continues to unfold across various sectors of the economy.

Against this backdrop, the 2020/21 First Quarter Report presents the full fiscal year-end forecast to March 31, 2021 compared to Budget 2020, and an update on the evolving economic situation in Manitoba. This report maintains the forecasted path to economic recovery as represented by the “V-shaped” scenario in the Economic and Fiscal Update, while recognizing that significant uncertainty remains in the on-going crisis that could materially change economic outcomes and the year-end results.

Current forecast anticipates a “V-shaped” recovery in Manitoba illustrated by the rapid decline in economic activity followed by a rebound in the second half of 2020. However, there are significant downside risks that could set back the recovery, changing a “V-shaped” recovery to a “U” or “L” shaped recovery.

PROVINCE OF MANITOBA	2020/21 FIRST QUARTER

2020/21 FISCAL UPDATE

Millions of Dollars	Forecast	Budget	Change
Revenue	16,177	17,737	(1,560)
Expense	19,115	17,957	1,158
Net Income (Loss)	(2,938)	(220)	(2,718)

Summary Net Debt	28,645	26,436	2,209

Net Debt to GDP	37.0%	34.2%	2.8%

Projections for the 2020/21 fiscal year show a deficit of $2,938 million compared to a deficit of $220 million in the Budget. Additional COVID-19 expenditures were authorized through $1 billion in Supplementary Estimates approved on April 15. We also intend to table a bill for further Supplementary Estimates once the sitting of the legislature resumes in the fall, but such incremental expense pressures are included in this forecast.

Revenue is projected to be $1,560 million lower than Budget as a result of the economic shutdown related to COVID-19. This decline is largely related to decreased projections for income and other tax and own source revenues and decreased revenue from the Manitoba Liquor and Lotteries Corporation, primarily as a result of the casino closures during the first part of the fiscal year.

As we are only six months into this current fiscal year, the revenue losses are speculative at this time. We have seen contradictory economic indicators. On the one hand, the early interim reports on collections of Retail Sales Tax have remained strong through the first months of the pandemic. We have also seen economic reports from various independent banks suggesting that the pace of economic recovery in Manitoba either is the best in Canada, or among the best in Canada.

On the other hand, we know that certain sectors of the economy continue to face a prolonged path to recovery, leading some economists to propose we will see a “K-shaped” recovery – where some sectors rebound strongly, while others will face sustained challenges and headwinds until wide-spread vaccination occurs.

In addition, this forecast does not include revenue from federal transfers related to the Safe Restart Agreement which was announced on July 16, nor does it include federal Safe Return to School funding announced on August 26. The net impact of these transfers will be included in the second quarter report once these cash flows have actually occurred and we can claim the revenue.

Manitoba share of announced federal transfers due to COVID-19
Millions of Dollars
Safe Restart Agreement	418
Safe Return to School	85
Total New Federal Revenue	503

Expenses are projected to be over budget by $1,158 million, reflecting the additional costs of programs announced at the start of the pandemic related to the Manitoba Protection Plan and the programs announced more recently as part of #RestartMB programs. Expenses also include significant

PROVINCE OF MANITOBA	2020/21 FIRST QUARTER

investments in personal protective equipment (PPE) and other health care equipment related to COVID-19 efforts such as ventilators and testing swabs. Manitoba is establishing an emergency response stockpile through a “pandemic warehouse”, as a sustainable approach for emergency preparedness and response going forward. To date, our PPE expenses have been broken down into the following categories:

ACCOUNTING FOR COVID-19 RESPONSE SPENDING

There will not be a match between COVID-19 cash spending ($2.3 billion) and accounting expenses ($1.2 billion) for three primary reasons:

1.

Expenses for PPE inventory, including the inventory to be housed in our “pandemic warehouse”, is expensed as it is used – not when it is purchased. As a result, the cash costs of building up a prudent inventory level will not create an in-year accounting expense.

2.	Some cash expenses are capital expenses. In this case, only the amortization expense will impact our bottom line this year.
3.	Some programs we have announced, including our Manitoba Restart Capital Program, include capital investments that will be expensed over multiple fiscal years.

Note, that the expense forecast does not include the provincial Safe Schools Funding announced on August 24, 2020, which will be included in the second quarter report.

The net debt is projected to reach $28.6 billion, an increase of $2.2 billion from Budget.

PROVINCE OF MANITOBA	2020/21 FIRST QUARTER

CHANGES FROM BUDGET

REVENUE CHANGES FROM BUDGET

Millions of Dollars
Summary Budget - Revenue	17,737

Revenue Lost due to COVID:
Taxation Revenue
Individual Income Tax	(318)
Corporation Income Tax	(155)
Retail Sales Tax	(62)
Other Taxes	(422)
Total Taxation Revenue	(957)
Other Own Source Revenue	(353)
Government Business Enterprises	(340)
Total Revenue Lost due to COVID	(1,650)
Federal Transfer for Risk Recognition Program	90
Net Revenue Lost due to COVID	(1,560)
Revenue Forecast	16,177

PROVINCE OF MANITOBA	2020/21 FIRST QUARTER

Revenue is currently projected to be $1,560 million lower than budget due to the unforeseen economic impacts resulting from the COVID-19 pandemic, although this figure remains speculative at this time as we simply do not know how the next six months will unfold from a public health and economic perspective.

The forecast for total taxation revenue has decreased by $957 million compared to Budget. This is based on the average of the private-sector forecasts tracked by Manitoba Finance. Significant changes in the taxation revenue forecast compared to Budget include:

●	Personal Income Tax revenue is $318 million below budget due to a deterioration in household income due to the COVID-19 pandemic

●	Corporate Income Tax revenue is $155 million below budget due to a decline in corporate profits due to the COVID-19 pandemic

●

Retail Sales Tax (RST) revenue is $62 million below budget due to a decline in consumption spending and the removal of RST from property insurance effective July 1, offset by the 1% RST rate decrease that did not proceed because of COVID-19

●

Other Taxes revenue is $422 million below budget mainly due to the green levy of $25-per-tonne of carbon emissions that did not proceed because of COVID-19 and an average of a 12% decline in the other tax categories

Other Own Source Revenue is forecasted to decrease $353 million due to a general decline in fees and other revenue collections.

Net Income from Government Business Enterprises is forecasted to decrease $340 million reflecting a decline in revenue from the Manitoba Liquor and Lotteries Corporation mainly due to the closure of the casinos during the first part of the year. Manitoba Public Insurance is forecasting to be on budget even after the one-time $110 million rebate paid to customers, as claims are forecasted at materially under budget due to less traffic on the roads.

The federal government has contributed $90 million to the Risk Recognition Program.

PROVINCE OF MANITOBA	2020/21 FIRST QUARTER

EXPENDITURE CHANGES FROM BUDGET 2020

Millions of Dollars
Summary Budget - Expenditure	17,957

Incremental Health Costs	105

Risk Recognition Program
Federal Contribution	90
Provincial Contribution	30
Total Risk Recognition Program	120

Mantioba Protection Plan and #RestartMB
Purchase of Personal Protective Equipment and Other Critical Supplies	340
Manitoba Restart Capital Program	280
Manitoba Gap Protection Program / Manitoba Job Restart Program	120
Wage Subsidy Programs	120
Seniors Economic Recovery Credit	45
Post Secondary Transitional Support	6
Canada Emergency Commercial Rent Assistance	5
Disability Economic Support Program	5
Manitoba Green Team Program Expansion	5
Manitoba Scholarship and Bursary Initiative	5
Building Sustainable Communities Program Expansion	2
Total#RestartMB	933

Total Expenditure Changes	1,158
Forecast Expenditures	19,115

Expenses are projected to be $1,158 million higher than the budget, or $158 million higher than the budget including the Supplementary Estimates of $1 billion for the COVID-19 response. The increase in expenditures reflect the additional cost of programs announced at the start of the pandemic related to Manitoba’s Protection Plan and the programs announced more recently as part of #RestartMB. The major variances include:

Health Costs: The Regional Health Authorities and other health entities are forecasting an over expenditure of $105 million related to incremental costs for salaries and supplies as a result of the pandemic.

Risk Recognition Program: Manitoba, in partnership with the federal government, recently provided a one-time payment to eligible front-line essential workers who took extraordinary risks to keep Manitobans safe. The total cost of this program was $120 million.

PROVINCE OF MANITOBA	2020/21 FIRST QUARTER

Manitoba Protection Plan and #RestartMB: The Manitoba government implemented a number of initiatives to support Manitobans and Manitoba businesses related to the COVID-19 pandemic including:

●	$340 million for the purchase of personal protective equipment and other critical supplies.

●

$280 million for Manitoba Restart Capital Program representing the portion of the plan that includes water and sewage projects through the Municipal Water Services Board and municipal infrastructure priorities. The full $500 million program also includes road, highway and bridge projects that are capitalized and amortized over the life of the projects.

●

$120 million for the Manitoba Gap Protection Program and the Manitoba Job Restart Program. The Manitoba Gap Protection Program provides a one-time $6,000 non-interest bearing forgivable loan to eligible Manitoba small and medium-sized businesses. The Manitoba Job Restart Program provides a taxable financial benefit to a maximum of $2,000 to Manitobans who safely return to work and voluntarily stop collecting COVID-19 financial support programs delivered by the federal government.

●	$120 million for wage subsidy programs, including:
O

Summer Student Recovery Jobs Program promotes the hiring of high school and post-secondary students who have been impacted by the COVID-19 pandemic. The program provides wage subsidies to employers from the private and not-for-profit sectors to employ students aged 15 to 29. In addition to traditional summer jobs, students can help organizations and businesses adapt their workplaces and public spaces to the public health requirements of COVID-19.

O

Manitoba Back to Work This Summer initiative is a hiring program aiming to ease the road ahead to recovery for Manitoba businesses. The program covers 50% of wage costs for up to 10 weeks, between June 1 and August 30, 2020. It is designed to encourage private sector employers to bring back their employees or take on new hires.

O

Back to Work in Manitoba initiative is a hiring program designed to support Manitoba’s economic recovery by encouraging Manitoba employers to bring back their employees or take on new hires. The program covers 50% of wage costs between July 16 and December 31, 2020.

●

$45 million for the Seniors Economic Recovery Credit which provided a $200 one-time, tax credit to Manitoba seniors facing additional costs due to COVID-19, such as grocery deliveries and technology purchases to stay connected with loved ones, most of which were delivered as advance payments in May and June.

●

$5 million for Commercial Rent Assistance which is a cost shared program with the federal government that provides relief for small businesses experiencing financial hardship due to COVID-19 and is valid for the months of April through September.

●	$5 million for the Disability Economic Support Program which provided a one-time $200 benefit to lower-income Manitobans with disabilities receiving Employment and Income Assistance benefits.

PROVINCE OF MANITOBA	2020/21 FIRST QUARTER

ECONOMIC OUTLOOK

The global economic situation and outlook changed drastically at the same time that Manitoba’s Budget 2020 was released. Prior to the Budget, there were tentative signs that the global economy was gaining strength with an upswing in manufacturing and international trade activity. The ratification of the free trade deal between Canada, the U.S. and Mexico also eased the near-term uncertainty with cross-border trade.

The declaration of the COVID-19 pandemic on March 11, 2020 quickly led to a synchronized shut down of many non-essential economic activity in many countries and across Canadian provinces. Nationally, the Bank of Canada (Bank) forecast Canadian growth at 1.6% in 2020. By July, the Bank provided a revised projection showing real GDP declining by 7.8% in 2020.

In Manitoba, the economic outlook immediately began to deteriorate. The 2020 real GDP forecast fell from an increase of 1.3% in the Budget, to a decline of 5.4% by late May.

Manitoba’s Budget 2020 COVID-19 Supplement, released on March 19, and the Economic and Fiscal Update of June 30, provided updates on the evolving fiscal implications of the pandemic on the province. The situation remains exceptionally uncertain, with the latest forecast showing growth declining by 5.2% in 2020 and rebounding by 4.8% in 2021.

Manitoba is placing relatively favourably on many monthly economic indicators; the real GDP forecast growth rate rank has improved from 6th among provinces in Budget 2020 to 3rd, with several forecast agencies recently moving Manitoba into first place for economic recovery in 2020.

Manitoba Economic Outlook

(per cent change unless noted)
	2019	2020	2021f

Gross Domestic Product
Real	1.1	-5.2	4.8
Nominal	3.0	-3.8	6.0
Employment	0.9	0.6	0.5
Unemployment Rate (%)	5.3	8.3	6.7
Consumer Price Index	2.2	0.6	1.6
Population	1.2	1.1	1.1

f – Forecast
Sources: Statistics Canada, Manitoba Bureau of Statistics and Manitoba Finance Survey of Economic Forecasts

Like in other provinces, the pandemic is generating a significant impact on the Manitoba economy and rapid government responses to contain the spread of the virus and re-establish income streams in the economy are unprecedented.

During the first quarter of 2020/21, Manitoba’s phased approach to reopening the economy boosted growth, as reflected in the “V-shaped” bounce back of many economic indicators, notably in employment and in demand for goods and services.

PROVINCE OF MANITOBA	2020/21 FIRST QUARTER

However, the economic impact and the recovery phase have shown substantial differences across sectors. Some sectors are experiencing little disruption in sales or in job losses and are thriving during the pandemic, while others are hard hit, particularly within the service sector, including accommodation and food service and information and culture.

This contrast is shown in a “K-shaped” recovery in the labour market, where jobs in the professional, scientific and technical services bounced back, while jobs in accommodation and food services remain at 13% below February, after declining by over 40%. Overall, employment in Manitoba recovered to a 4.2% year-to-date decline in August, third best among provinces. The unemployment rate is averaging 8.2%, the lowest in Canada.

Similarly, retail spending rose to an unprecedented $1.9 billion in sales in July, as households increased expenditures. Some stores have reported a surge in sales (health and personal care, up 20%) and others showed a sharp decline (clothing at a -33%). Overall sales are down 2.5%, on a year-to-date basis, third best among provinces.

The momentum of capital spending on buildings eased somewhat since the start of the pandemic, but remains at record levels. Investment in new construction is evident in the commercial, industrial, and public sectors (such as the construction of new schools). Total increase in non-residential structures is up 23%, on a year-to-date basis in 2020, the second highest among provinces.

The impact of COVID-19 on Manitoba jobs is evident in labour income statistics. Wages and salaries fell for four consecutive months starting in February. Compared to last year, total earnings in the second quarter of 2020 were down by 7% compared to the same quarter last year. With more workers returning in August, wages and salaries are expected to increase in the second half of 2020.

PROVINCE OF MANITOBA	2020/21 FIRST QUARTER

Domestic and international economic uncertainty has lowered demand, especially for durable goods production. With durable goods sales down by 19.1%, Manitoba’s manufacturing sales are down 7.6%, on a year-to-date basis, but still the third best among provinces. Merchandise exports are marginally down by 0.5%, with sales to the U.S. down by 5.5% on a year-to-date basis, both ranked second best among provinces.

Despite some encouraging signs in the COVID-19 recovery phase in Manitoba, the outlook for the economic activity and income generation remains highly uncertain for the rest of the fiscal year.

PROVINCE OF MANITOBA	2020/21 FIRST QUARTER

SUMMARY REVENUE
Millions of Dollars

UNAUDITED	Forecast	Budget	Change

Income Taxes
Individual Income Tax	3,664	3,982	(318)
Corporation Income Tax	484	639	(155)
Subtotal: Income Taxes	4,148	4,621	(473)

Retail Sales Tax	1,959	2,021	(62)

Education Property Taxes	827	887	(60)

Other Taxes
Green Levy	-	218	(218)
Corporations Taxes	311	335	(24)
Fuel Taxes	304	354	(50)
Land Transfer Tax	88	98	(10)
Levy for Health and Education	370	399	(29)
Tobacco Tax	171	199	(28)
Other Taxes	9	12	(3)
Subtotal: Other Taxes	1,253	1,615	(362)

Tuition Fees	365	389	(24)

Fees and Other Revenue
Fines and Costs and Other Legal	36	48	(12)
Minerals and Petroleum	10	14	(4)
Automobile and Motor Carrier Licences and Fees	181	186	(5)
Parks: Forestry and Other Conservation	18	24	(6)
Water Power Rentals	112	122	(10)
Service Fees and Other Miscellaneous Charges	1,283	1,575	(292)
Subtotal: Fees and Other Revenue	1,640	1,969	(329)

Federal Transfers*
Equalization	2,510	2,510	-
Canada Health Transfer	1,521	1,521	-
Canada Social Transfer	546	546	-
Shared Cost and Other Transfers	649	559	90
Subtotal: Federal Transfers	5,226	5,136	90

Net Income of Government Business Enterprises	407	747	(340)

Sinking Funds and Other Earnings	352	352	-

Total Summary Revenue	16,177	17,737	(1,560)

* Federal Transfers do not include amounts through the Federal Safe Restart Agreement and the Safe Return to School program.

PROVINCE OF MANITOBA	2020/21 FIRST QUARTER

SUMMARY EXPENSE
Millions of Dollars
UNAUDITED	Forecast	Budget	Change

Legislative Assembly	50	50	-
Executive Council	5	5	-
Agriculture and Resource Development	456	456	-
Central Services	212	212	-
Civil Service Commission	27	27	-
Conservation and Climate	213	213	-
Crown Services	2	2	-
Economic Development and Training	1,868	1,737	131
Education	3,003	3,003	-
Families	2,169	2,164	5
Finance	282	112	170
Health, Seniors and Active Living	7,272	6,827	445
Indigenous and Northern Relations	33	33	-
Infrastructure	499	499	-
Justice	702	702	-
Municipal Relations	715	428	287
Sport, Culture and Heritage	117	117	-
Enabling Appropriations	269	269	-
Emergency and Other Appropriations	221	101	120
Debt Servicing	1,000	1,000	-
Total Summary Expense	19,115	17,957	1,158